Exhibit (a)(1)(C)

Offer to Purchase

All Outstanding Shares of Common Stock

of

PREVAIL THERAPEUTICS INC.

at

$22.50 per Share, net in cash, plus one non-transferable contingent value right per share, which represents the right to receive a contingent cash payment of up to $4.00 per share upon the achievement of a specified milestone

Pursuant to the Offer to Purchase dated December 22, 2020

by

TYTO ACQUISITION CORPORATION,

a wholly-owned subsidiary

of

ELI LILLY AND COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., EASTERN TIME, ON JANUARY 21, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

December 22, 2020

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Tyto Acquisition Corporation, a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to act as information agent (the “Information Agent”) in connection with Purchaser’s offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Prevail Therapeutics Inc., a Delaware corporation (“Prevail”), in exchange for (a) $22.50 per Share, net to the seller in cash, without interest and less any applicable tax withholding, plus (b) one non-tradable contingent value right (a “CVR”), which CVR represents the contractual right to receive a contingent payment of up to $4.00 per share, net to the seller in cash, without interest and less any applicable tax withholding, which amount (or such lesser amount as determined in accordance with the terms and conditions of a contingent value rights agreement to be entered into with a rights agent mutually agreeable to Lilly and Prevail) will become payable, if at all, if a specified milestone is achieved prior to December 1, 2028, upon the terms and subject to the conditions of the Offer to Purchase, dated December 22, 2020 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The conditions to the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.    The Offer to Purchase;

2.    The Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) for your use in accepting the Offer and tendering Shares and for the information of your clients;

3.    A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

4.    Prevail’s Solicitation/Recommendation Statement on Schedule 14D-9; and

5.    A return envelope addressed to The Depository Trust Company (“DTC”) for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute past 11:59 P.M., Eastern time, on January 21, 2021, unless the Offer is extended or earlier terminated. We are not providing for guaranteed delivery procedures.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated December 14, 2020 (as it may be amended from time to time, the “Merger Agreement”), by and among Prevail, Lilly and Purchaser pursuant to which, after consummation of the Offer and provided that there are no legal restraints preventing or prohibiting the Merger, Purchaser will merge with and into Prevail pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with Prevail continuing as the surviving corporation and becoming a wholly-owned subsidiary of Lilly (the “Merger”).

The Board of Directors of Prevail has unanimously: (1) approved, declared advisable and adopted the Merger Agreement; (2) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to, and in the best interests of, Prevail and the holders of Shares; and (3) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer.

For Shares to be properly tendered to the Purchaser pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by DTC.

Purchaser will not pay any fees or commissions to any broker or dealer or to any other person (other than to DTC and the Information Agent as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent or the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

GEORGESON LLC

Nothing contained herein or in the enclosed documents shall render you, the agent of Purchaser, the Information Agent or DTC or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free: 1-866-277-8239

Via Email: PREVAIL@GEORGESON.COM